Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-267780) and Form S-8 (Nos. 333-211810, 333-218709, 333-220171, 333-232148, 333-281548, 333-268881, 333-267054 and 333-248112 ) of Aqua Metals, Inc. (the "Company"), of our report dated March 31, 2025, with respect to the consolidated financial statements of the Company, included in this Annual Report on Form 10-K for the year ended December 31, 2024. Our report contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Forvis Mazars, LLP

New York, New York

March 31, 2025